

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 22, 2008

<u>Via U.S. Mail</u>

Mr. George DeCourcy
Chief Financial Officer
X-Change Corporation
710 Century Parkway
Allen, TX 75013

      Re: X-Change Corporation
               Item 4.02 Form 8-K
               Filed April 9, 2008
               File No. 002-41703

Dear Mr. DeCourcy:

      We have completed our review of your Item 4.02 Form 8-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Larry Spirgel
               Assistant Director